adidas

GROUP

RECEIVED

2008 MAY 27 P 2:22

FICE OF INTERNATIONAL CORPORATE FINANCE

United States Securities
and Exchange Commission
Attn. Mr. Paul Dudek
Division of Corporate Finance
450 Fifth Street, NW

Washington, D.C. 20549 [redacted]
USA

SUPPL

23.05.2008 08002803

SEC Filing /
Exemption purs. to rule 12g-3-2(b) under the Securities Exchange Act of 1934
adidas AG / File No. 82-4278

PROCESSED
MAY 29 2008
THOMSON REUTERS

Dear Mr. Dudek,

in compliance with the above rule, please find attached the following statutory publications which are not published in that form on our website:

- Publication of Voting Rights Announcement of March 5, 2008 through euro adhoc according to § 26 section 1 WpHG (Attachment No. 1)
- Publication of Voting Rights Announcement of March 6, 2008 through euro adhoc according to § 26 section 1 WpHG (Attachment No. 2)
- Publication regarding the availability of the Annual Financial Statements of adidas AG of March 6, 2008 through euro adhoc (Attachment No. 3).
- Notification concerning transactions by persons performing managerial responsibilities purs. to § 15a WpHG published through euro adhoc on March 7 (Attachment No. 4).
- Publication of Voting Rights Announcement of March 14, 2008 through euro adhoc according to § 26 section 1 WpHG (Attachment No. 5)
- Publication of Voting Rights Announcement of April 14, 2008 through euro adhoc according to § 26 section 1 WpHG (Attachment No. 6)
- Publication of Voting Rights Announcement of April 21, 2008 through euro adhoc according to § 26 section 1 WpHG (Attachment No. 7)
- Publication regarding the availability of the First Quarter Report 2008 of April 21, 2008 through euro adhoc (Attachment No. 8).
- Publication of Voting Rights Announcement of April 23, 2008 through euro adhoc according to § 26 section 1 WpHG (Attachment No. 9)

dlw 5/28

adidas AG
Postfach 1120
91072 Herzogenaurach
Germany

T (+49) 9132 84-2466
F (+49) 9132 84-3219
anja.smith@adidas-Group.com

Chairman of Supervisory Board:
Dr. Hans Friderichs

Chairman of Executive Board:
Herbert Hainer

Executive Board:
Glenn Bennett
Robin Stalker
Erich Stamminger

adidas-Group.com

91072 Herzogenaurach

Amtsgericht Fürth
HRB 3868

UST-IDNR:
DE 132490588

HypoVereinsbank, Erlangen
BLZ 76320072 / Kto. 4 607 112

Dresdner Bank, Erlangen
BLZ 76080040 / Kto. 540 690 000

Bay. Landesbank, München
BLZ 70050000 / Kto. 54 719

- Publication of Voting Rights Announcement of April 25, 2008 through euro adhoc according to § 26 section 1 WpHG (Attachment No. 10)
- Publication of Voting Rights Announcement of May 7, 2008 through euro adhoc according to § 26 section 1 WpHG (Attachment No. 11)
- English translation of our announcement of the payment of dividends published in Germany on May 9, 2008 (Attachment No. 12)
- Notification concerning transactions by persons performing managerial responsibilities purs. to § 15a WpHG published through euro adhoc on May 9 (Attachment No. 13).
- Publication of Voting Rights Announcement of May 13, 2008 through euro adhoc according to § 26 section 1 WpHG (Attachment No. 14)
- Publication of Voting Rights Announcement of May 14, 2008 through euro adhoc according to § 26 section 1 WpHG (Attachment No. 15)
- Announcement on the passing of a resolution on the acquisition of treasury shares purs. to § 30b section 1 No. 2 WpHG of May 15, 2008 (Attachment No. 16)
- Announcement pursuant to § 30b section 1 No. 2 WpHG of May 15, 2008 (Attachment No. 17)
- Publication of Voting Rights Announcement of May 15, 2008 through euro adhoc according to § 26 section 1 WpHG (Attachment No. 18)
- Publication of Voting Rights Announcement of May 19, 2008 through euro adhoc according to § 26 section 1 WpHG (Attachment No. 19)
- Amendment to the Financial Statements and Management Report as per December 31, 2007 of adidas AG of May 19, 2008 (Attachment No. 20)

All the above publications were disclosed promptly via Pink Sheets' OTCQX listing platform. If you need further information, please do not hesitate to contact me.

Kind regards,

Attachments

adidas AG
Group Legal/Corporate

A. Smith

Anja Smith

euro adhoc: adidas AG / Release of a voting rights announcement according to article 26, section 1.1 WpHG (Securities Trading Act) with the aim of a Europe-wide distribution

---

Notification of voting rights transmitted by euro adhoc. The issuer is responsible for the content of this announcement.

Person/company obliged to make the notification:

Name: UBS AG
Place: Zurich
State: Switzerland

Company data:

Name: adidas AG
Address: Adi-Dassler-Str. 1-2, 91074 Herzogenaurach
Place: Herzogenaurach
State: Germany

14.04.2008

UBS AG, Zurich, Switzerland, informed us pursuant to article 21 section 1 WpHG (German Securities Trading Act) on April 11, 2008, that the percentage of voting rights held by them in adidas AG (ISIN DE0005003404), Adi-Dassler-Strasse 1, 91074 Herzogenaurach, has exceeded the threshold of 3% on April 8, 2008 and on this date amounted to 3.52% (7,170,164 shares with voting rights).

0.17% (336,355 shares with voting rights) of these voting rights are to be attributed to UBS AG pursuant to article 22 section 1 sentence 1 no. 1 WpHG.

Herzogenaurach, April 14, 2008

adidas AG
The Executive Board

emitter: adidas AG
Adi-Dassler-Str. 1-2
D-91074 Herzogenaurach
phone: +49 (0)9132 84-0
FAX: +49 (0)9132 84-2241
mail: investor.relations@adidas-Group.com
WWW: http://www.adidas-Group.com
sector: Recreational & Sports goods
ISIN: DE0005003404, A0DMK03
indexes: DAX, CDAX, HDAX, Prime All Share
stockmarkets: regulated dealing/prime standard: Börse Frankfurt, free trade: Börse Berlin, Börse Hamburg, Börse Stuttgart, Börse Düsseldorf, Börse Hannover, Börse München
language: English

euro adhoc: adidas AG / Release of a voting rights announcement according to article 26, section 1.1 WpHG (Securities Trading Act) with the aim of a Europe-wide distribution

---

Notification of voting rights transmitted by euro adhoc. The issuer is responsible for the content of this announcement.

Person/company obliged to make the notification:

Name: UBS AG
Place: Zurich
State: Switzerland

Company data:

Name: adidas AG
Address: Adi-Dassler-Str. 1-2, 91074 Herzogenaurach
Place: Herzogenaurach
State: Germany

21.04.2008

UBS AG, Zurich, Switzerland, informed us pursuant to article 21 section 1 WpHG (German Securities Trading Act) on April 18, 2008, that the percentage of voting rights held by them in adidas AG (ISIN DE0005003404), Adi-Dassler-Strasse 1, 91074 Herzogenaurach, has fallen below the threshold of 3% on April 14, 2008 and on this date amounted to 2.60% (5,296,454 shares with voting rights).

0.16% (326,655 shares with voting rights) of these voting rights are to be attributed to UBS AG pursuant to article 22 section 1 sentence 1 no. 1 WpHG.

Herzogenaurach, April 21, 2008

adidas AG
The Executive Board

emitter:	adidas AG Adi-Dassler-Str. 1-2 D-91074 Herzogenaurach
phone:	+49 (0)9132 84-0
FAX:	+49 (0)9132 84-2241
mail:	investor.relations@adidas-Group.com
WWW:	http://www.adidas-Group.com
sector:	Recreational & Sports goods
ISIN:	DE0005003404, A0DMK03
indexes:	DAX, CDAX, HDAX, Prime All Share
stockmarkets:	regulated dealing/prime standard: Börse Frankfurt, free trade: Börse Berlin, Börse Hamburg, Börse Stuttgart, Börse Düsseldorf, Börse Hannover, Börse München
language:	English

Rule 12g3-2(b) File No. 082-04278 - Amendment 8

euro adhoc: adidas AG / Quarterly Report / Announcement according to articles 37v ff. WpHG [Securities Trading Act] with the aim of a Europe-wide distribution

First Quarter Report 2008

Tip announcement for financial statements transmitted by euro adhoc. The issuer is responsible for the content of this announcement.

The financial statement is available:

in the internet at: http://www.adidas-group.com/en/investor/_downloads/pdf/quarterly_reports/Q1_2008_En.pdf
in the internet on: 06.05.2008

emitter: adidas AG
Adi-Dassler-Str. 1-2
D-91074 Herzogenaurach
phone: +49 (0)9132 84-0
FAX: +49 (0)9132 84-2241
mail: investor.relations@adidas-Group.com
WWW: http://www.adidas-Group.com
sector: Recreational & Sports goods
ISIN: DE0005003404, A0DMK03
indexes: DAX, CDAX, HDAX, Prime All Share
stockmarkets: regulated dealing/prime standard: Börse Frankfurt, free trade: Börse Berlin, Börse Hamburg, Börse Stuttgart, Börse Düsseldorf, Börse Hannover, Börse München
language: English

euro adhoc: adidas AG / Release of a voting rights announcement according to article 26, section 1.1 WpHG (Securities Trading Act) with the aim of a Europe-wide distribution

---

Notification of voting rights transmitted by euro adhoc. The issuer is responsible for the content of this announcement.

Person/company obliged to make the notification:

Name: Barclays Global Investors UK Holdings Limited
Place: London
State: England

Company data:

Name: adidas AG
Address: Adi-Dassler-Str. 1-2, 91074 Herzogenaurach
Place: Herzogenaurach
State: Deutschland

23.04.2008

Barclays Global Investors UK Holdings Limited, London, England, informed us pursuant to 21 section 1 WpHG (German Securities Trading Act) on April 22, 2008, that the percentage of voting rights held by them in adidas AG, Herzogenaurach, Germany, (ISIN DE0005003404), exceed the threshold of 3% on April 17, 2008 and on this date amounted to 3.01% of the voting rights (6,131,853 shares with voting rights).

3.01% (6,131,853 shares with voting rights) of these voting rights are to be attributed to Barclays Global Investors UK Holdings Limited pursuant to article 22 section 1 sentence 1 no. 6 WpHG in connection with article 22 section 1 sentence 2 WpHG.

Herzogenaurach, April 23, 2008

adidas AG
The Executive Board

emitter: adidas AG
Adi-Dassler-Str. 1-2
D-91074 Herzogenaurach
phone: +49 (0)9132 84-0
FAX: +49 (0)9132 84-2241
mail: investor.relations@adidas-Group.com
WWW: http://www.adidas-Group.com
sector: Recreational & Sports goods
ISIN: DE0005003404, A0DMK03
indexes: DAX, CDAX, HDAX, Prime All Share
stockmarkets: regulated dealing/prime standard: Börse Frankfurt, free trade: Börse Berlin, Börse Hamburg, Börse Stuttgart, Börse Düsseldorf, Börse Hannover, Börse München
language: English

euro adhoc: adidas AG / Release of a voting rights announcement according to article 26, section 1.1 WpHG (Securities Trading Act) with the aim of a Europe-wide distribution

---

Notification of voting rights transmitted by euro adhoc. The issuer is responsible for the content of this announcement.

Person/company obliged to make the notification:

Name: Barclays Global Investors UK Holdings Limited
Place: London
State: England

Company data:

Name: adidas AG
Address: Adi-Dassler-Str. 1-2, 91074 Herzogenaurach
Place: Herzogenaurach
State: Deutschland

25.04.2008

Barclays Global Investors UK Holdings Limited, London, England, informed us pursuant to 21 section 1 WpHG (German Securities Trading Act) on April 23, 2008, that the percentage of voting rights held by them in adidas AG, Herzogenaurach, Germany, (ISIN DE0005003404), fell below the threshold of 3% on April 21, 2008 and on this date amounted to 2.99% of the voting rights (6,089,172 shares with voting rights).

2.99% (6,089,172 shares with voting rights) of these voting rights are to be attributed to Barclays Global Investors UK Holdings Limited pursuant to article 22 section 1 sentence 1 no. 6 WpHG in connection with article 22 section 1 sentence 2 WpHG.

Herzogenaurach, April 25, 2008

adidas AG
The Executive Board

emitter: adidas AG
Adi-Dassler-Str. 1-2
D-91074 Herzogenaurach
phone: +49 (0)9132 84-0
FAX: +49 (0)9132 84-2241
mail: investor.relations@adidas-Group.com
WWW: http://www.adidas-Group.com
sector: Recreational & Sports goods
ISIN: DE0005003404, A0DMK03
indexes: DAX, CDAX, HDAX, Prime All Share
stockmarkets: regulated dealing/prime standard: Börse Frankfurt, free trade: Börse Berlin, Börse Hamburg, Börse Stuttgart, Börse Düsseldorf, Börse Hannover, Börse München
language: English

euro adhoc: adidas AG / Release of a voting rights announcement according to article 26, section 1.1 WpHG (Securities Trading Act) with the aim of a Europe-wide distribution

---

Notification of voting rights transmitted by euro adhoc. The issuer is responsible for the content of this announcement.

Person/company obliged to make the notification:

Name: UBS AG
Place: Zurich
State: Switzerland

Company data:

Name: adidas AG
Address: Adi-Dassler-Str. 1-2, 91074 Herzogenaurach
Place: Herzogenaurach
State: Germany

07.05.2008

UBS AG, Zurich, Switzerland, informed us pursuant to article 21 section 1 WpHG (German Securities Trading Act) on May 5, 2008, that the percentage of voting rights held by them in adidas AG (ISIN DE0005003404), Adi-Dassler-Strasse 1, 91074 Herzogenaurach, has exceeded the threshold of 3% on April 28, 2008 and on this date amounted to 3.49% (7,105,549 shares with voting rights).

0.15% (300,666 shares with voting rights) of these voting rights are to be attributed to UBS AG pursuant to article 22 section 1 sentence 1 no. 1 WpHG.

Herzogenaurach, May 7, 2008

adidas AG
The Executive Board

emitter: adidas AG
Adi-Dassler-Str. 1-2
D-91074 Herzogenaurach
phone: +49 (0)9132 84-0
FAX: +49 (0)9132 84-2241
mail: investor.relations@adidas-Group.com
WWW: http://www.adidas-Group.com
sector: Recreational & Sports goods
ISIN: DE0005003404, A0DMK03
indexes: DAX, CDAX, HDAX, Prime All Share
stockmarkets: regulated dealing/prime standard: Börse Frankfurt, free trade: Börse Berlin, Börse Hamburg, Börse Stuttgart, Börse Düsseldorf, Börse Hannover, Börse München
language: English

adidas
GROUP

adidas AG
Herzogenaurach

- ISIN: DE0005003404 -

Announcement of Distribution of a Dividend

The Annual General Meeting of May 8, 2008 of our Company has resolved to distribute a dividend for the fiscal year 2007 in the amount of EUR 0.50 per no-par-value share on the dividend-entitled stock capital of EUR 198,117,937.00. This amount already takes into account 5,511,023 treasury shares held by the Company either directly or indirectly, which pursuant to § 71 b German Stock Corporation Act (*Aktiengesetz - AktG*) are not entitled to payment of a dividend.

As no physical share certificates have been issued, the payment of the dividend will be carried out on May 9, 2008 by Clearstream Banking AG, Frankfurt am Main, via the depositary banks after a deduction of 20% withholding tax and 5.5% solidarity tax payable on such withholding tax (total deduction of 21.1 %).

The withholding tax and the solidarity tax payable on such withholding tax will be credited against the income tax or withholding tax of shareholders residing in Germany.

The withholding tax and solidarity tax shall not be deducted for those shareholders who have submitted to their depositary banks a "non-assessment note" ("Nicht-Veranlagungsbescheinigung") issued by their responsible tax authority. The same shall fully or partially apply to those shareholders who have provided their depositary bank with a "certificate of tax exemption" ("Freistellungsauftrag"), insofar as the volume of the exemption stated therein has not already been used up by other income from capital.

For shareholders residing in Germany, the taxation of the dividend shall be carried out in accordance with the regulations of the income tax laws (half-income procedure) or resp. of the corporation income tax laws.

Central paying agency shall be Dresdner Bank AG.

Herzogenaurach, May 2008

adidas AG
The Executive Board

euro adhoc: adidas AG / Directors' Dealings Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Notification concerning transactions by persons discharging managerial responsibilities pursuant to section 15a of the WpHG, transmitted by euro adhoc with the aim of a Europe-wide distribution. The issuer is responsible for the content of this announcement.

Details of the person subject to the disclosure requirement:

Name: Christian Tourres

Reason for the disclosure requirement:

Reason: Person performing managerial responsibilities
Position: Member of an administrative or supervisory body

Details of the transaction:

Description of financial instrument: adidas shares
ISIN: DE0005003404
Type of transaction: sales
Date: 08.05.2008
No of items: 100000
Currency: Euro
Price: 44.08611
Total amount traded: 4,408,611.00
Place: Frankfurt/Main
Explanation:

Issuer subject to the publication requirement:

---

emitter: adidas AG
Adi-Dassler-Str. 1-2
D-91074 Herzogenaurach
phone: +49 (0)9132 84-0
FAX: +49 (0)9132 84-2241
mail: investor.relations@adidas-Group.com
WWW: http://www.adidas-Group.com
sector: Recreational & Sports goods
ISIN: DE0005003404, A0DMK03
indexes: DAX, CDAX, HDAX, Prime All Share
stockmarkets: regulated dealing/prime standard: Börse Frankfurt, free trade: Börse Berlin, Börse Hamburg, Börse Stuttgart, Börse Düsseldorf, Börse Hannover, Börse München
language: English

euro adhoc: adidas AG / Release of a voting rights announcement according to article 26, section 1.1 WpHG (Securities Trading Act) with the aim of a Europe-wide distribution

---

Notification of voting rights transmitted by euro adhoc. The issuer is responsible for the content of this announcement.

Person/company obliged to make the notification:

Name: UBS AG
Place: Zurich
State: Switzerland

Company data:

Name: adidas AG
Address: Adi-Dassler-Str. 1-2, 91074 Herzogenaurach
Place: Herzogenaurach
State: Germany

13.05.2008

UBS AG, Zurich, Switzerland, informed us pursuant to article 21 section 1 WpHG (German Securities Trading Act) on May 9, 2008, that the percentage of voting rights held by them in adidas AG (ISIN DE0005003404), Adi-Dassler-Strasse 1, 91074 Herzogenaurach, has exceeded the threshold of 5% on May 5, 2008 and on this date amounted to 5.11% (10,408,790 shares with voting rights).

0.15% (306,451 shares with voting rights) of these voting rights are to be attributed to UBS AG pursuant to article 22 section 1 sentence 1 no. 1 WpHG.

Herzogenaurach, May 13, 2008

adidas AG
The Executive Board

emitter: adidas AG
Adi-Dassler-Str. 1-2
D-91074 Herzogenaurach
phone: +49 (0)9132 84-0
FAX: +49 (0)9132 84-2241
mail: investor.relations@adidas-Group.com
WWW: http://www.adidas-Group.com

sector: Recreational & Sports goods
ISIN: DE0005003404, A0DMK03
indexes: DAX, CDAX, HDAX, Prime All Share
stockmarkets: regulated dealing/prime standard: Börse Frankfurt, free trade: Börse Berlin, Börse Hamburg, Börse Stuttgart, Börse Düsseldorf, Börse Hannover, Börse München
language: English

euro adhoc: adidas AG / Release of a voting rights announcement according to article 26, section 1.1 WpHG (Securities Trading Act) with the aim of a Europe-wide distribution

---

Notification of voting rights transmitted by euro adhoc. The issuer is responsible for the content of this announcement.

Person/company obliged to make the notification:

Name: UBS AG
Place: Zurich
State: Switzerland

Company data:

Name: adidas AG
Address: Adi-Dassler-Str. 1-2, 91074 Herzogenaurach
Place: Herzogenaurach
State: Germany

14.05.2008

UBS AG, Zurich, Switzerland, informed us pursuant to article 21 section 1 WpHG (German Securities Trading Act) on May 13, 2008, that the percentage of voting rights held by them in adidas AG (ISIN DE0005003404), Adi-Dassler-Strasse 1, 91074 Herzogenaurach, has fallen below the threshold of 5% on May 6, 2008 and on this date amounted to 3.77% (7,676,650 shares with voting rights).

0.16% (328,659 shares with voting rights) of these voting rights are to be attributed to UBS AG pursuant to article 22 section 1 sentence 1 no. 1 WpHG.

Herzogenaurach, May 14, 2008

adidas AG
The Executive Board

emitter:	adidas AG Adi-Dassler-Str. 1-2 D-91074 Herzogenaurach
phone:	+49 (0)9132 84-0
FAX:	+49 (0)9132 84-2241
mail:	investor.relations@adidas-Group.com
WWW:	http://www.adidas-Group.com
sector:	Recreational & Sports goods
ISIN:	DE0005003404, A0DMK03
indexes:	DAX, CDAX, HDAX, Prime All Share
stockmarkets:	regulated dealing/prime standard: Börse Frankfurt, free trade: Börse Berlin, Börse Hamburg, Börse Stuttgart, Börse Düsseldorf, Börse Hannover, Börse München
language:	English

adidas
GROUP

adidas AG
Herzogenaurach

– ISIN: DE0005003404 –

Announcement on the Passing of a Resolution on the acquisition of treasury shares pursuant to § 30b section 1 No. 2 of the German Securities Trading Act *(Wertpapierhandelsgesetz - WpHG)*

On May 8, 2008, the Annual General Meeting of adidas AG resolved to authorize the Executive Board of the Company, for any lawful purpose, including the redemption and cancellation of shares, and within the legal frame, to repurchase the Company's treasury shares up to an amount totaling 10% of the stock capital valid as of the date on which the authorization has been resolved upon or – if this amount is lower – as of the respective date on which the aforementioned authorization has been exercised. Such authorization shall be effective as of the date of the passing of the resolution until November 7, 2009; it shall be subject to the terms and conditions of items 7 and 8 of the agenda of the Annual General Meeting of adidas AG published in the electronic version of the Federal Gazette on March 18, 2008.

Herzogenaurach, May 2008

adidas AG
THE EXECUTIVE BOARD

adidas

GROUP

RECEIVED

2008 MAY 27 P 2:43

FICE OF INTERNATIONAL
CORPORATE FINANCE

adidas AG
Herzogenaurach

- ISIN: DE0005003404 -

Announcement
pursuant to § 30b section 1 No. 2 of the German Securities Trading Act
(Wertpapierhandelsgesetz - WpHG)

On May 8, 2008, the Annual General Meeting of adidas AG resolved to authorize the Executive Board of the Company to create a new authorized capital and to change the Articles of Association accordingly. The Executive Board shall be entitled for a duration of three years effective from the entry of this authorization with the Commercial Register, to increase the stock capital, subject to Supervisory Board approval, by issuing new shares against contributions in cash and/or in kind once or several times. The total amount of all increases may not exceed EUR 12,000,000 (Authorized Capital 2008). The Executive Board may, subject to Supervisory Board approval, exclude the subscription rights of the shareholders. The shareholders may also be granted the statutory subscription right by offering the new shares to one or several credit institutions with the obligation to offer them to the shareholders for subscription (indirect subscription right).

The authorization shall be subject to the terms and conditions of item 6 of the agenda of the Annual General Meeting of adidas AG published in the electronic version of the Federal Gazette on March 18, 2008.

Herzogenaurach, May 2008

adidas AG
THE EXECUTIVE BOARD

Rule 12g3-2(b) File No. 082-04278 - Amendment 18

euro adhoc: adidas AG / Release of a voting rights announcement according to article 26, section 1.1 WpHG (Securities Trading Act) with the aim of a Europe-wide distribution

---

Person/company obliged to make the notification:

Name: UBS AG
Place: Zurich
State: Switzerland

Company data:

Name: adidas AG
Address: Adi-Dassler-Str. 1-2, 91074 Herzogenaurach
Place: Herzogenaurach
State: Deutschland

15.05.2008

UBS AG, Zurich, Switzerland, informed us pursuant to article 21 section 1 WpHG (German Securities Trading Act) on May 14, 2008, that the percentage of voting rights held by them in adidas AG (ISIN DE0005003404), Adi-Dassler-Strasse 1, 91074 Herzogenaurach, has fallen below the threshold of 3% on May 7, 2008 and on this date amounted to 2.45% (4,998,440 shares with voting rights).

0.16% (327,973 shares with voting rights) of these voting rights are to be attributed to UBS AG pursuant to article 22 section 1 sentence 1 no. 1 WpHG.

Herzogenaurach, May 15, 2008

adidas AG
The Executive Board

emitter: adidas AG
Adi-Dassler-Str. 1-2
D-91074 Herzogenaurach
phone: +49 (0)9132 84-0
FAX: +49 (0)9132 84-2241
mail: investor.relations@adidas-Group.com
WWW: http://www.adidas-Group.com
sector: Recreational & Sports goods

ISIN: DE0005003404, A0DMK03
indexes: DAX, CDAX, HDAX, Prime All Share
stockmarkets: regulated dealing/prime standard: Börse Frankfurt, free trade: Börse Berlin, Börse Hamburg, Börse Stuttgart, Börse Düsseldorf, Börse Hannover, Börse München
language: English

euro adhoc: adidas AG / Release of a voting rights announcement according to article 26, section 1.1 WpHG (Securities Trading Act) with the aim of a Europe-wide distribution

---

Notification of voting rights transmitted by euro adhoc. The issuer is responsible for the content of this announcement.

Person/company obliged to make the notification:

Name: UBS AG
Place: Zurich
State: Switzerland

Company data:

Name: adidas AG
Address: Adi-Dassler-Str. 1-2, 91074 Herzogenaurach
Place: Herzogenaurach
State: Germany

19.05.2008

UBS AG, Zurich, Switzerland, informed us pursuant to article 21 section 1 WpHG (German Securities Trading Act) on May 16, 2008, that the percentage of voting rights held by them in adidas AG (ISIN DE0005003404), Adi-Dassler-Strasse 1, 91074 Herzogenaurach, has exceeded the threshold of 3% on May 12, 2008 and on this date amounted to 3.48% (7,085,804 shares with voting rights).

0.15% (304,123 shares with voting rights) of these voting rights are to be attributed to UBS AG pursuant to article 22 section 1 sentence 1 no. 1 WpHG.

Herzogenaurach, May 19, 2008

adidas AG
The Executive Board

emitter: adidas AG
Adi-Dassler-Str. 1-2
D-91074 Herzogenaurach
phone: +49 (0)9132 84-0
FAX: +49 (0)9132 84-2241
mail: investor.relations@adidas-Group.com
WWW: http://www.adidas-Group.com
sector: Recreational & Sports goods
ISIN: DE0005003404, A0DMK03

```
indexes:       DAX, CDAX, HDAX, Prime All Share
stockmarkets: regulated dealing/prime standard: Börse Frankfurt, free trade:
              Börse Berlin, Börse Hamburg, Börse Stuttgart, Börse Düsseldorf,
              Börse Hannover, Börse München
language:      English
```

adidas
GROUP

RECEIVED
2008 MAY 27 P 2:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

adidas AG
Herzogenaurach
- ISIN: DE0005003404 -

Amendment to the Annual Financial Statements as per December 31, 2007

Proposal regarding the Resolution on the Appropriation of Retained Earnings amended in accordance with the current status of the Share Buyback Program

The Executive Board and Supervisory Board propose to resolve on the appropriation of retained earnings amounting to EUR 128,545,221.54 which were reported in the adopted annual financial statements of adidas AG as at December 31, 2007, as follows:

Payment of a dividend of EUR 0.50 per no-par-value share on the dividend-entitled stock capital, i.e. EUR 99,058,968.50 as total dividend and carrying forward the remaining EUR 29,486,253.04 to new account. The dividend shall be payable on May 9, 2008.

Total dividend	EUR	99,058,968.50
Carried forward to new account	EUR	29,486,253.04
Retained Earnings	EUR	128,545,221.54

The proposal on the appropriation of retained earnings takes into account 5,511,023 treasury shares held by the Company (as at May 2, 2008), either directly or indirectly. Pursuant to § 71 b of the German Stock Corporation Act (*Aktiengesetz - AktG*) such treasury shares are not entitled to payment of a dividend.

Resolution on the Appropriation of Retained Earnings for the Fiscal Year 2007

The Annual General Meeting has resolved on May 8, 2008 to use the retained earnings amounting to EUR 128,545,221.54, which were reported in the adopted annual financial statements, as follows:

a) Payment of a dividend of EUR 0,50 per no-par-value share on the dividend-entitled stock capital, i.e. EUR 99,058,968.50 as total dividend, payable on May 9, 2008; and

b) the remaining amount of EUR 29,486,253.04 shall be carried forward to new account.

Herzogenaurach, May 2008

adidas AG
The Executive Board

euro adhoc: adidas AG / Release of a voting rights announcement according to article 26, section 1.1 WpHG (Securities Trading Act) with the aim of a Europe-wide distribution

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Notification of voting rights transmitted by euro adhoc. The issuer is responsible for the content of this announcement.

Person/company obliged to make the notification:

Name: Fidelity International
Place: Tadworth
State: Great Britain

Company data:

Name: adidas AG
Address: Adi-Dassler-Str. 1-2, 91074 Herzogenaurach
Place: Herzogenaurach
State: Deutschland

14.03.2008

On March 12, 2008, Fidelity International, Tadworth, Great Britain, sent us the following notifications pursuant to section 21 paragraph 1 sentence 1 WpHG (German Securities Trading Act) on behalf of Fidelity Management & Research Company, Boston, USA, and FMR LLC, Boston, USA:

Fidelity Management & Research Company:
"In the name and on behalf of Fidelity Management & Research Company, 82 Devonshire Street, Boston, Massachusetts 02109, USA we hereby notify you pursuant to section 21 (1) WpHG of the following:

On 11th March 2008 the voting rights held by Fidelity Management & Research Company fell below the threshold of 3 % of the voting rights in Adidas AG, Adi-Dassler-Strasse 1, 91074 Herzogenaurach, Germany. On that date, Fidelity Management & Research Company held 2.99% of the voting rights in Adidas AG, arising from 6,106,830 voting rights.

All voting rights in Adidas AG were attributed to Fidelity Management & Research Company pursuant to section 22 (1) sent. 1 no. 6."

FMR LLC:
"In the name and on behalf of FMR LLC, 82 Devonshire Street, Boston, Massachusetts 02109, USA we hereby notify you pursuant to section 21 (1) WpHG of the following:

On 11 March 2008 the voting rights held by FMR LLC fell below the threshold of 3% of the voting rights in Adidas AG, Adi-Dassler-Strasse 1, 91074 Herzogenaurach, Germany. On that date, FMR LLC held 2.99% of the voting rights in Adidas AG, arising from 6,106,830 voting rights.

All voting rights in Adidas AG were attributed to FMR LLC pursuant to section 22 (1) sent. 1 no. 6 in connection with sent. 2 WpHG."

Herzogenaurach, March 14, 2008

adidas AG

The Executive Board

emitter:	adidas AG Adi-Dassler-Str. 1-2 D-91074 Herzogenaurach
phone:	+49 (0)9132 84-0
FAX:	+49 (0)9132 84-2241
mail:	investor.relations@adidas-Group.com
WWW:	http://www.adidas-Group.com
sector:	Recreational & Sports goods
ISIN:	DE0005003404, A0DMK03
indexes:	DAX, CDAX, HDAX, Prime All Share
stockmarkets:	regulated dealing/prime standard: Börse Frankfurt, free trade: Börse Berlin, Börse Hamburg, Börse Stuttgart, Börse Düsseldorf, Börse Hannover, Börse München
language:	English

euro adhoc: adidas AG / Release of a voting rights announcement according to article 26, section 1.1 WpHG (Securities Trading Act) with the aim of a Europe-wide distribution

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Notification of voting rights transmitted by euro adhoc. The issuer is responsible for the content of this announcement.

Person/company obliged to make the notification:

Name: UBS AG
Place: Zürich
State: Schweiz

Company data:

Name: adidas AG
Address: Adi-Dassler-Str. 1-2, 91074 Herzogenaurach
Place: Herzogenaurach
State: Deutschland

05.03.2008

UBS AG, Zurich, Switzerland, informed us pursuant to article 21 section 1 WpHG (German Securities Trading Act) on March 3, 2008, that the percentage of voting rights held by them in adidas AG (ISIN DE0005003404), Adi-Dassler-Strasse 1, 91074 Herzogenaurach, exceeded the threshold of 3% on February 26, 2008 and now amounts to 3.69% (7,518,344 shares with voting rights).

0.15% (295,824 shares with voting rights) of these voting rights are to be attributed to UBS AG pursuant to article 22 section 1 sentence 1 no. 1 WpHG.

Herzogenaurach, March 5, 2008

adidas AG
The Executive Board

emitter: adidas AG
Adi-Dassler-Str. 1-2
D-91074 Herzogenaurach
phone: +49 (0)9132 84-0
FAX: +49 (0)9132 84-2241
mail: investor.relations@adidas-Group.com
WWW: http://www.adidas-Group.com
sector: Recreational & Sports goods
ISIN: DE0005003404, A0DMK03

indexes: DAX, CDAX, HDAX, Prime All Share
stockmarkets: regulated dealing/prime standard: Börse Frankfurt, free trade: Börse Berlin, Börse Hamburg, Börse Stuttgart, Börse Düsseldorf, Börse Hannover, Börse München
language: English

euro adhoc: adidas AG / Release of a voting rights announcement according to article 26, section 1.1 WpHG (Securities Trading Act) with the aim of a Europe-wide distribution

---

Notification of voting rights transmitted by euro adhoc. The issuer is responsible for the content of this announcement.

Person/company obliged to make the notification:

Name: UBS AG
Place: Zuerich
State: Switzerland

Company data:

Name: adidas AG
Address: Adi-Dassler-Str. 1-2, 91074 Herzogenaurach
Place: Herzogenaurach
State: Deutschland

06.03.2008

UBS AG, Zurich, Switzerland, informed us pursuant to article 21 section 1 WpHG (German Securities Trading Act) on March 4, 2008, that the percentage of voting rights held by them in adidas AG (ISIN DE0005003404), Adi-Dassler-Strasse 1, 91074 Herzogenaurach, have fallen below the threshold of 3% on February 27, 2008 and now amounts to 2.55% (5,183,317 shares with voting rights).

0.15% (295,732 shares with voting rights) of these voting rights are to be attributed to UBS AG pursuant to article 22 section 1 sentence 1 no. 1 WpHG.

Herzogenaurach, March 6, 2008

adidas AG
The Executive Board

emitter: adidas AG
Adi-Dassler-Str. 1-2
D-91074 Herzogenaurach
phone: +49 (0)9132 84-0
FAX: +49 (0)9132 84-2241
mail: investor.relations@adidas-Group.com
WWW: http://www.adidas-Group.com
sector: Recreational & Sports goods
ISIN: DE0005003404, A0DMK03

indexes: DAX, CDAX, HDAX, Prime All Share
stockmarkets: regulated dealing/prime standard: Börse Frankfurt, free trade: Börse Berlin, Börse Hamburg, Börse Stuttgart, Börse Düsseldorf, Börse Hannover, Börse München
language: English

Rule 12g3-2(b) File No. 082-04278 - Amendment 3

euro adhoc: adidas AG / Annual Report / Announcement according to articles 37v ff. WpHG [Securities Trading Act] with the aim of a Europe-wide distribution

Financial statements of adidas AG including Management Report of adidas AG and independent auditor's report

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Tip announcement for financial statements transmitted by euro adhoc. The issuer is responsible for the content of this announcement.

The financial statement is available:

in the internet at:	http://www.adidas-group.com/en/investor/_downloads/pdf/annual_reports/2007/AG_2007_En.pdf
in the internet on:	18.03.2008

emitter:	adidas AG Adi-Dassler-Str. 1-2 D-91074 Herzogenaurach
phone:	+49 (0)9132 84-0
FAX:	+49 (0)9132 84-2241
mail:	investor.relations@adidas-Group.com
WWW:	http://www.adidas-Group.com
sector:	Recreational & Sports goods
ISIN:	DE0005003404, A0DMK03
indexes:	DAX, CDAX, HDAX, Prime All Share
stockmarkets:	regulated dealing/prime standard: Börse Frankfurt, free trade: Börse Berlin, Börse Hamburg, Börse Stuttgart, Börse Düsseldorf, Börse Hannover, Börse München
language:	English

euro adhoc: adidas AG / Directors' Dealings Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Notification concerning transactions by persons discharging managerial responsibilities pursuant to section 15a of the WpHG, transmitted by euro adhoc with the aim of a Europe-wide distribution. The issuer is responsible for the content of this announcement.

Details of the person subject to the disclosure requirement:

Name: Herbert Hainer

Reason for the disclosure requirement:

Reason: Person performing managerial responsibilities
Position: Member of a managing body

Details of the transaction:

Description of financial instrument: adidas AG shares
ISIN: DE0005003404
Type of transaction: purchase
Date: 07.03.2008
No of items: 2500
Currency: Euro
Price: 40.00000
Total amount traded: 100,000.00
Place: Frankfurt/Main
Explanation:

Issuer subject to the publication requirement:

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emitter: adidas AG
Adi-Dassler-Str. 1-2
D-91074 Herzogenaurach
phone: +49 (0)9132 84-0
FAX: +49 (0)9132 84-2241
mail: investor.relations@adidas-Group.com
WWW: http://www.adidas-Group.com
sector: Recreational & Sports goods
ISIN: DE0005003404, A0DMK03
indexes: DAX, CDAX, HDAX, Prime All Share
stockmarkets: regulated dealing/prime standard: Börse Frankfurt, free trade: Börse Berlin, Börse Hamburg, Börse Stuttgart, Börse Düsseldorf, Börse Hannover, Börse München
language: English

END